Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following email was delivered to Progress Energy employees on January 13, 2011:

To: Progress Energy Employees

From: Jim Rogers, Chairman and CEO, Duke Energy

Let me start off by saying how honored I was to join Bill Johnson in delivering the news Monday about the Duke Energy and Progress Energy combination. Creating the nation’s largest utility is exciting, as is working with your great company.

The results I’ve seen from Progress Energy over the years make me proud that I’ll be a part of this company in the future. We are combining two strong companies to build an even stronger one.

Of course, with an announcement of this magnitude, it’s natural that you’ll have hundreds of questions about changes that will affect you. To be honest, right now we don’t have all the answers. But as the transition process moves along and we work through the details, we are committed to providing clear answers and timely information.

Two like-minded companies

One of the most compelling reasons for this merger was the like-minded vision of our two companies. In working with Bill over the past few years, I came to realize that Progress and Duke see the future of the energy industry in much the same way.

We’ve both been working to promote energy efficiency and renewable energy, and to keep nuclear power a viable option for the future. Both companies have spent billions modernizing our plants and making them cleaner for our customers. We have worked side-by-side on key federal and state legislation. That compatible mindset is just as important as the proximity of our service territories.

I’ve been a firm believer there will be major consolidation in the energy industry, and it’s just good business sense to join with the strongest partner possible. A company like Progress Energy, so similar in many ways to Duke Energy, became an obvious choice.

Many of you experienced the CP&L and Florida Progress merger in 2000. Our 2006 merger with Cinergy is still fresh on many employees’ minds at Duke. For some of you, the Duke/Progress merger will have little impact on your day-to-day work. For others, there will be some transition to work through.

Stronger as one

I am very excited about the combination of Duke Energy and Progress Energy. The energy industry is going through a major transition. There will undoubtedly be winners and losers. This combination positions us to be one of the winners.

Again, my pledge is to communicate with you in a timely and upfront manner, and keep you updated on the latest developments and information. I have also stressed that expectation to the transition team.

Thank you for your efforts to make this partnership a success. I look forward to meeting you in the days ahead.

Sincerely,

Jim

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.